                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
                   Under the Securities Exchange Act of 1934
                                 Initial Filing

                         Ballistic Recovery Systems Inc.
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                                (Name of Issuer)

                                 Common Stock
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                        (Title of Class of Securities)

                                   058659103
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                                 CUSIP Number

      Check the following box if a fee is
      being paid with this statement.                           / /

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CUSIP NO.   058659103
          -------------------

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1)  Names of Reporting Persons                 Mercantile Bancorporation Inc.
    S.S. or I.R.S. Identifica-
    tion Nos. of above Persons                           43-0951744
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                                                            (a)
2)  Check the appropriate Box if a member of a group
                                                            (b)
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3)  SEC Use Only

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4)  Citizenship or Place of Organization                            Missouri

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                  (5) Sole Voting Power                            1,229,950

 Number Of        -------------------------------------------------------------
  Shares
Beneficially      (6) Shared Voting Power                                  0
 Owned by
   Each           -------------------------------------------------------------
 Reporting
  Person          (7) Sole Dispositive Power                               0
   With
   Each           -------------------------------------------------------------

                  (8) Shared Dispositive Power                             0

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9)  Aggregate Amount Beneficially Owned by Each Reporting Person   1,229,950

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10) Check if the Aggregate Amount in Row (9) Excludes
    Certain Shares

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11) Percent of Class Represented by Amount in Row 9                     27.6%

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12) Type of Reporting Person                                           H. C.

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Item 1(a)   Name of Issuer:
                  Ballistic Recovery Systems, Inc


Item 1(b)   Address of Issuer's Principal Executive Offices:
                  1845 Henry Avenue
                  South St. Paul, MN 55075


Item 2(a)   Name of Person Filing:

                  Mercantile Bancorporation Inc.

Item 2(b)   Address of Principal Business Offices or, if none, Residence:
                  #1 Mercantile Center
                  St. Louis, Missouri 63101


Item 2(c)   Citizenship
                  Missouri


Item 2(d)   Title of Class of Securities:
                  Ballistic Recovery Systems, Inc Common Stock


Item 2(e)   CUSIP Number:
                  058659103


Item 3.     If this Statement is filed pursuant to Rules 13d-1(b) or
             13d-2(b), check whether the person filing is a:

            (a) { } Broker or Dealer registered under Section 15 of the Act
            (b) { } Bank as defined in section 3(a)(6) of the Act
            (c) { } Insurance Company as defined in section 3(a) (19)
                      of the Act
            (d) { } Investment Company registered under section 8 of
                      the Investment Company Act
            (e) { } Investment Adviser registered under section 203 of the Investment Advisers Act of 1940
            (f) { } Employee Benefit Plan, Pension Fund which is
                      subject to the provisions of the Employee
                      Retirement Income Security Act of 1974 or
                      Endowment Fund; see Section 240.13d-1(b)(1)(ii)(F)
            (g) {x} Parent Holding Company, in accordance with
                      Section 240.13d-1(b)(ii)(G)
            (h) { } Group, in accordance with Section 240.13d-1(b)(1)(ii)(H)



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
Item 4.     Ownership.

      (a) Amount Beneficially Owned:
                                          1,229,950


      (b) Percent of Class:
                                              27.6%


      (c) Number of shares as to which such person has:

          (i)  sole power to vote or to direct the vote                   1,229,950
         (ii)  shared power to vote or to direct the vote                         0
        (iii)  sole power to dispose or to direct the disposition of              0
         (iv)  shared power to dispose or to direct the
               disposition of                                                     0

Item 5.     Ownership of Five Percent or Less of a Class.

      Not Applicable

Item 6.     Ownership of More than Five Percent on Behalf of Another
             Person.

      Not Applicable

Item 7.     Identification and Classification of the Subsidiary Which
             Acquired the Security Being Reported on By the Parent Holding Company.

      See Exhibit A

Item 8.     Identification and Classification of Members of the Group.

      Not Applicable

Item 9.     Notice of Dissolution of Group.

      Not Applicable



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Item 10.    Certification.

      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth on this statement is true, complete and correct.




---------------------------------------
Date

Mercantile Bancorporation Inc.



BY
---------------------------------------
  Signature



Janie Greenwood Harris, Senior Attorney
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Name/Title




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                              EXHIBIT A




Item 7.     Identification of Relevant Subsidiaries


            Name                                Item 3 Classification
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      Mercantile Bank of Eastern Iowa                 Bank